UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(March 4, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

Diversinet historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. generally accepted accounting principles (“U.S. GAAP”).  Effective December 31, 2010, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  These restated consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP, including a reconciliation to Canadian GAAP for material recognition and measurement differences.

1.

Financial Statements for the Three Months and Nine Months ended September 30, 2010, Restated and presented in accordance with U.S. Generally Accepted Accounting Principles

2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2010, Restated and presented in accordance with U.S. Generally Accepted Accounting Principles

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DIVERSINET CORP.

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(REGISTRANT)

DATE: March 4, 2011

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp.
INTERIM CONSOLIDATED BALANCE SHEETS
[in United States dollars]
[prepared in accordance with U.S. GAAP]
	September 30	December 31
	2010	2009
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	13,798,031	12,667,842
Accounts receivable	-	79,717
Prepaid expenses	44,923	35,182
Total current assets	13,842,954	12,782,741
Property and equipment, net	195,954	218,126
Total assets	14,038,908	13,000,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	229,958	148,531
Accrued liabilities (note 3)	422,961	296,255
Deferred revenues	6,666	134,000
Total current liabilities	659,585	578,786

Contingently puttable common stock (note 4)	-	5,000,000

Shareholders’ equity
Share capital (note 5)	85,476,105	94,276,106
Additional paid-in capital	19,319,826	7,940,124
Share purchase warrants (note 5)	12,945	7,732
Deficit	(89,908,832)	(93,281,160)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	13,379,323	7,422,081
Total liabilities and shareholders’ equity	14,038,908	13,000,867

Commitments and contingencies (note 7)

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS
[in United States dollars]
(Unaudited)
[prepared in accordance with U.S. GAAP]	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$

Revenues (note 8)	393,500	1,948,705	4,825,684	5,903,663
Cost of revenues	1,032	41,372	21,729	125,800
Gross margin	392,468	1,907,333	4,803,955	5,777,863

Expenses
Research and development	496,954	742,629	2,294,980	2,089,588
Sales and marketing	520,302	324,314	1,279,978	1,083,031
General and administrative	428,299	481,525	1,511,191	1,393,909
Depreciation	17,173	18,860	49,154	55,491
	1,462,728	1,567,328	5,135,303	4,622,019
Income (loss) before the undernoted	(1,070,260)	340,005	(331,348)	1,155,844
Foreign exchange gain	122,382	731,505	99,906	1,115,283
Interest income	14,915	6,962	43,063	45,528
Other income (note 8)	-	-	3,560,707	-
Net income (loss) for the period and comprehensive net income (loss)	(932,963)	1,078,472	3,372,328	2,316,655

Basic and diluted earnings (loss) per share	(0.02)	0.02	0.07	0.05
Weighted average basic common shares outstanding	41,927,307	47,181,935	46,047,801	47,107,484
Weighted average fully diluted common shares outstanding (note 6)	41,927,307	47,380,962	46,047,801	47,200,776

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[in United States dollars]
(Unaudited)
[prepared in accordance with U.S. GAAP]

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2008	$ 93,189,047	$ 7,571,583	$ 13,687	$ (95,191,959)	$ (1,520,721)	$ 4,061,637
Net income (loss)				182,422		182,422
Shares issued for services	27,750					27,750
Compensation expense		220,395				220,395
Balance March 31, 2009	93,216,797	7,791,978	13,687	(95,009,537)	(1,520,721)	4,492,204
Net income (loss)				1,055,761		1,055,761
Shares issued for services	41,250					41,250
Compensation expense		199,415				199,416
Warrants exercised, cancelled or expired		13,687	(13,687)
Balance June 30, 2009	93,258,047	8,005,080	-	(93,953,776)	(1,520,721)	5,788,630
Net income (loss)				1,078,472		1,078,472
Shares issued for services	82,687					82,687
Compensation expense		172,742				172,742
Warrants exercised, cancelled or expired			2,842			2,842
Balance September 30, 2009	93,340,734	8,177,822	2,842	(92,875,304)	(1,520,721)	7,125,373

Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net income (loss)				(1,004,581)		(1,004,581)
Stock options, warrants exercised	103,439					103,439
Shares issued for services	67,500					67,500
Compensation expense		152,446				152,446
Warrants exercised, cancelled or expired			2,763			2,763
Value of options exercised	61,708	(61,708)				-
Balance March 31, 2010	94,508,753	8,030,862	10,495	(94,285,741)	(1,520,721)	6,743,648
Net income (loss)				5,309,872		5,309,872
Stock options, warrants exercised	12,000					12,000
Shares issued for services	67,500					67,500
Compensation expense		89,015				89,015
Warrants exercised, cancelled or expired			2,450			2,450
Value of options exercised	10,902	(10,902)				-
Shares cancelled	(9,190,550)	11,129,843				1,939,293
Options cancelled and forfeited		(16,470)				(16,470)
Balance June 30, 2010	85,408,605	19,222,348	12,945	(88,975,869))	(1,520,721)	14,147,308
Net income (loss)				(932,963)		(932,963)
Shares issued for services	67,500					67,500
Compensation expense		97,478				97,478
Balance September 30, 2010	$ 85,476,105	$ 19,319,826	$ 12,945	$ (89,908,832)	$ (1,520,721)	$ 13,379,323

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)
[prepared in accordance with U.S. GAAP]	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$

OPERATING ACTIVITIES
Net income for the period	(932,963)	1,078,472	3,372,328	2,316,655
Add (deduct) items not requiring an outlay of cash:
Depreciation	17,173	18,860	49,154	55,491
Foreign exchange (gain) loss	(117,139)	(666,667)	(106,064)	(1,024,417)
Other income (note 8)	-	-	(3,060,707)	-
Stock-based compensation expense (note 5c)	164,977	258,271	530,182	747,081
Changes in non-cash working capital:
Accounts receivable	-	124,263	79,717	(93,044)
Prepaid expenses	(8,026)	9,734	(9,741)	25,051
Accounts payable	44,009	(39,288)	81,427	(29,751)
Accrued liabilities	30,032	(32,892)	126,706	(374,388)
Deferred revenue	(31,001)	(23,499)	(127,334)	(2,634,022)
Cash provided by (used in) operations	(832,938)	727,254	935,668	(1,011,344)

FINANCING ACTIVITIES
Issue of common shares on exercise of options for cash	-	-	115,438	-
Cash provided by financing activities	-	-	115,438	-

INVESTING ACTIVITIES
Purchase of property and equipment	(10,506)	(4,835)	(26,981)	(27,947)
Cash used in investing activities	(10,506)	(4,835)	(26,981)	(27,947)

Foreign exchange gain on cash held in foreign currency	117,139	666,667	106,064	1,024,417
Net change in cash and cash equivalents during the period	(726,305)	1,389,086	1,130,189	(14,874)
Cash and cash equivalents, beginning of the period	14,524,336	10,671,462	12,667,842	12,075,422
Cash and cash equivalents, end of the period	13,798,031	12,060,548	13,798,031	12,060,548

Supplemental cash flow information:
Interest received	14,915	6,962	43,063	45,528
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 5(a))	67,500	36,750	202,500	105,750

Cash and cash equivalents is comprised of:
Cash			1,008,164	646,957
Cash equivalents			12,789,867	11,413,591
			13,798,031	12,060,548
See accompanying notes to unaudited interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars)
Three and nine months ended September 30, 2010

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes secure mobile applications and professional services to the health services, financial services, software security, and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

The Company historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. generally accepted accounting principles (“U.S. GAAP”).  Effective December 31, 2010, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  These restated consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP, including a reconciliation to Canadian GAAP for material recognition and measurement differences.  All comparative financial information contained herein has been restated to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP.

The unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the 2010 annual audited financial statements of the Company which are being filed contemporaneously with these statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2010 and the results of operations and cash flows for the three months and nine months ended September 30, 2010 and 2009.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Changes in US GAAP accounting policies not yet adopted:

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.

Software Revenue Recognition: In 2009, FASB EITF Consensus in Update 2009-14 made amendments to Software (Codification Topic 985): Certain Revenue Arrangements That Include Software Elements.  This changes the accounting model for revenue arrangements that include both tangible products and software elements.  Affected vendors are expected to recognize revenue earlier than under previous guidance (SOP 97-2) which often resulted in deferred revenue recognition due to the absence of vendor specific objective evidence (VSOE) to separate an arrangement’s elements.  This amendment is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 5, 2010.  Early adoption at the beginning of an annual period is permitted.  A vendor may elect to apply the amendment retrospectively to all prior periods.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.

(d) Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the period.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, and the recognition of contingencies.  Actual results could differ from those estimates.

(e) Fair value of financial instruments:

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at September 30, 2010 and December 31, 2009.

2. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at September 30, 2010, 100% (100% - 2009) of the capital assets were located in Canada.  For the three month period ended September 30, 2010, two customers contributed 84% and 10% of the total revenue (two customers contributed 84% and 14% of the total revenue, for the same period in 2009).  For the nine month period ended September 30, 2010, two customers contributed 78% and 21% of the total revenue (two customers contributed 83% and 14% of the total revenue, for the same period in 2009).  With the Settlement and Mutual Release Agreement with AllOne, the Company is not expecting future revenues from its largest customer.

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
United States	367,500	1,919,205	4,746,184	5,818,064
Asia	26,000	29,167	78,000	85,266
Other	-	333	1,500	333
	393,500	1,948,705	4,825,684	5,903,663

Revenue is attributable to product and services as follows:
	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Consulting services	30,000	122,037	125,350	426,996
Licensing	363,500	1,826,668	4,700,334	5,476,667
	393,500	1,948,705	4,825,684	5,903,663

3. Accrued liabilities	September 30, 2010	December 31, 2009
	$	$
Compensation	271,346	54,692
Professional fees	89,847	140,362
Miscellaneous	61,768	101,201
	422,961	296,255

1.

Contingently puttable common shares:

On August 31, 2007, the Company completed a private placement with HSA of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement. The Company classified the shares as temporary equity as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2009 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares being $0.74 per share.  During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned the common shares for cancellation.  (See note 8.)

5.  Share capital

(a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2009	170,000	$7,732	48,335,872	$94,276,106
Shares issued (i)	-	-	225,000	101,250
Stock options exercised (ii)	-	-	247,587	188,049
Board compensation (iii)	-	-	225,000	101,250
Shares cancelled (iv)	-		(6,956,152)	(9,190,550)
Warrants expense (v)	-	5,213	-	-
Warrants cancelled and expired (vi)	(100,000)	-	-	-
Balance, September 30, 2010	70,000	$12,945	42,077,307	$85,476,105

(i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during the nine months ended September 30, 2010 under this agreement was $101,250 representing the issuance of 225,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(ii) A total of 247,587 options were exercised by employees in the nine month period ended September 30, 2010 with gross proceeds, inclusive of the related stock based compensation amount, of $188,049.

(iii) On March 31, 2010, June 30, 2010 and September 30, 2010 the Company issued 18,750 common shares to each non-management board member in lieu of cash compensation, totalling 75,000 common shares for each quarter.

(iv) As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The net impact of the transaction is a reduction in share capital by an amount equal to the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the reclassification of the $5,000,000 contingently puttable common shares from temporary equity.  The increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).

(v) Amount related to warrants vesting during the period.

(vi) A warrant to purchase up to 100,000 common shares at $1.00 was issued as part of a financial public relations services agreement with vesting dependent upon achieving certain performance criteria, which were not met.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$1.00	70,000	1.45
	70,000	1.45

(b)  Stock options

Each stock option entitles the holder to purchase one common share of the Company.  A total of 7,617,226 common shares (being 9,558,476 in the plan less 1,941,250 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the nine month period ended September 30, 2010 is presented below:

Number outstanding
Outstanding, beginning of period	5,637,663
Exercised	(247,587)
Cancelled and forfeited	(590,905)
Issued	1,116,773
Outstanding, end of period	5,915,944
Exercisable, end of period	3,517,687

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.36 - $0.49	1,971,205	3.27
$0.50 - $0.60	2,742,399	2.52
$0.61 - $1.01	1,202,340	1.70
	5,915,944	2.60

The Company has granted 526,773 and 1,116,773 options during the three and nine months ended September 30, 2010.  The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2010 was $0.45.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended September 30	2010	2009
Risk-free interest rate	1.99%	2.71%
Volatility factor of the future expected market price	103%	84%
Weighted average expected life of options	5 years	5 years

During the three and nine months ended September 30, 2010 the Company recorded stock-based compensation expense of $164,977 (2009 - $258,271) and $530,182 (2009 - $747,081), related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

6. Basic and diluted earnings per share

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share:
	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Numerator:
Net income (loss) available to common shareholders	$(932,963)	$1,078,472	$3,372,328	$2,316,655

Denominator:
Weighted average shares: basic	41,927,307	47,181,935	46,047,801	47,107,484
Effect of outstanding stock options	-	199,027	-	93,292
Weighted average shares: fully diluted	41,927,307	47,380,962	46,047,801	47,200,776

Net income (loss) per share: basic	$(0.02)	$0.02	$0.07	$0.05
Net income (loss) per share: fully diluted	$(0.02)	$0.02	$0.07	$0.05

7. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2010	57,794
2011	230,708
2012	76,433
$ 364,935

During the three and nine months ended September 30, 2010, the Company recorded rent expense of $51,929 (2009 - $54,726) and $171,262 (2009 - $153,088), respectively.

8. AllOne Mobile Corporation Settlement Agreement

In September 2008 the Company entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares.

Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and was entitled to receive $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

9. Reconciliation of United States and Canadian generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles.  There were no differences between U.S. GAAP and Canadian (Cdn) GAAP for the consolidated statements of operations and comprehensive operations and the consolidated statements of cash flows for the periods presented in these statements.  Material differences between Canadian and United States generally accepted accounting principles for the balance sheets are described below.

Consolidated Balance Sheets – December 31, 2009
	U.S. GAAP	Adjustments	Note	Cdn GAAP
	$	$		$

ASSETS
Current assets
Cash and cash equivalents	12,667,842			12,667,842
Accounts receivable	79,717			79,717
Prepaid expenses	35,182			35,182
Total current assets	12,782,741			12,782,741
Property and equipment, net	218,126			218,126
Total assets	13,000,867			13,000,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	148,531			148,531
Accrued liabilities	296,255			296,255
Deferred revenue	134,000			134,000
Total current liabilities	578,786			578,786

Contingently puttable common stock	5,000,000	(5,000,000)	(b)

Shareholders’ equity
Share capital	94,276,106	(25,089,054)	(a),(b)	69,187,052
Additional paid-in capital	7,940,124	25,103	(c)	7,965,227
Share purchase warrants	7,732			7,732
Deficit	(93,281,160)	30,063,951	(a),(c)	(63,217,209)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)			(1,520,721)
Total shareholders’ equity	7,422,081			12,422,081
Total liabilities and shareholders’ equity	13,000,867			13,000,867

Consolidated Balance Sheets – September 30, 2010
	U.S. GAAP	Adjustments	Note	Cdn GAAP
	$	$		$

ASSETS
Current assets
Cash and cash equivalents	13,798,031			13,798,031
Accounts receivable	-			-
Prepaid expenses	44,923			44,923
Total current assets	13,842,954			13,842,954
Property and equipment, net	195,954			195,954
Total assets	14,038,908			14,038,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	229,958			229,958
Accrued liabilities	422,961			422,961
Deferred revenue	6,666			6,666
Total current liabilities	659,585			659,585

Shareholders’ equity
Share capital	85,476,105	(25,845,801))	(a)	59,630,304
Additional paid-in capital	19,319,826	(4,218,150)	(c), (d)	15,101,676
Share purchase warrants	12,945			12,945
Deficit	(89,908,832)	30,063,951	(a),(c)	(59,844,881)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)			(1,520,721)
Total shareholders’ equity	13,379,323			13,379,323
Total liabilities and shareholders’ equity	14,038,908			14,038,908

(a) Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  This reclassification to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP. Under Canadian GAAP, a reduction of the carrying amount of share capital is allowed with a corresponding offset to deficit resulting in a decrease to share capital with a corresponding decrease in deficit of $30,089,054.

(b) Contingently puttable common stock:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  Under US GAAP the Company classified the shares as contingently puttable common shares (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  Under Canadian GAAP, the shares are recorded in shareholders’ equity.

(c) Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of ASC 718, which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The Company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under ASC 718, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  As the Company applied fair value accounting for stock options under Canadian GAAP earlier then required under US GAAP, the Company has a higher compensation expense under Canadian GAAP.

(d) Additional paid-in capital:

As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  For US GAAP, the increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).  For Canadian GAAP, the increase in additional paid-in capital represents the share capital reduction (with an assigned value of $1.43 per share) less the product of the market value (being $0.44 per share) and the number of shares cancelled (being 6,956,152 common shares).  The assigned value difference ($2.04 versus $1.43) is due to the $30,089,054 restatement of stated capital as noted in (a) above.

Changes in Canadian GAAP accounting policies not yet adopted:

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is currently assessing the impact of the new standards on its consolidated financial statements.

In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements (“EIC-175”).  EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standard on its consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with United States generally accepted principles (“U.S. GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2009, and our Quarterly Report for the period ended September 30, 2010, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at October 29, 2010.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. (Healthcare. Connected and Protected) provides applications that securely connect people with their information – anyway, anytime and anywhere.  Diversinet is focusing on healthcare, connecting users to their healthcare information through providers and payers.  Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records.

Founded in 1997 and based in Toronto, Canada, Diversinet offerings are derived from personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scalable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure® Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure Strong Authentication enable health care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens (One Time Passwords) are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Apple iOS, Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.  Diversinet’s MobiSecure SMS enables the exchange of sensitive information instantly via any mobile device in a secure and trusted environment.  It’s ideal for individuals without data plans.  The SMS product consists of a mobile client and a secure SMS gateway.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On December 4, 2009 we announced that we commenced discussions with AllOne to renegotiate the 2008 Agreement.

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the 2008 Agreement, on March 1, 2010 and June 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future minimum commitments and any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ending November 2010, respectively, payable quarterly in advance.

2010 Highlights

During the March 2010 CTIA Wireless Conference, Diversinet announced an increased focus on delivering secure mobile healthcare.  Elements of the Company’s new mobile health strategy include introducing new products and product enhancements, creating customized portals to support mobile health applications, expanding Diversinet’s network of healthcare partners.

Also in March 2010, we introduced Release 4.0 of MobiSecure® Wallet and Vault, which features new advanced personalization tools ideally suited to healthcare organizations.  This new release allows healthcare organizations to reduce costs and improve patient care by extending their information management to the mobile world.  With MobiSecure’s turn-key capability, this can now be accomplished without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

Furthermore, in March 2010, we introduced MobiSecure® SMS, a product that allows healthcare organizations and providers to exchange sensitive information with customers over a wider range of mobile devices and service plans, while maintaining a secure and trusted environment.

In April 2010, we were awarded two new patents to provide wireless carriers, device vendors and other members of the mobile ecosystem advanced methods for resolving two of the industry’s biggest problems: security and fragmentation.  U.S. Patent No. 7,680,755 covers the automatic detection and classification of a mobile device, such as a smartphone or feature phone.  The patent resolves problems that arise when carrier- or aggregator-operated online mobile app stores must support multiple operating systems (OSs) and platforms, like Android and J2ME.  Every mobile device vendor supports multiple OSs and implements an OS differently, forcing developers to rebuild their apps to meet each device’s unique requirements.  The second patent, Canadian Patent No. 2,365,441, provides unprecedented security for mobile digital communications of information, like those involved in financial transactions and maintaining patient health care records.  It helps licensees ensure compliance with industry best practices and security requirements in such laws as the Personal Health Information Protection Act (PHIPA) in Canada and the Health Insurance Portability and Accountability Act (HIPAA) in the United States.  The patent features pseudonymic digital identifiers, which are random strings of numbers that act as aliases for user names.  With the award of these two new patents, Diversinet’s intellectual property portfolio has 14 patents in the U.S., Canada and Israel, with 35 patents pending.

In May 2010, we hired Mark Trigsted to the new position of executive vice president, healthcare, with responsibilities for global business development and sales.  Mr. Trigsted will lead the expansion of Diversinet’s partner network and customer base in the rapidly growing market for mobile healthcare applications that easily and securely connect people with their healthcare information, providers and payers.

In July 2010, we announced that Minneapolis based HealthPartners, the largest consumer-governed, non-profit healthcare organization in the United States, licensed Diversinet’s MobiSecure® Health platform to enhance mobile communications and build upon its mobile strategy.  HealthPartners is currently piloting new applications (for high risk pregnancies and discharged patients with chronic illnesses) secured with MobiSecure.  Under a renewable multi-year agreement, HealthPartners will use Diversinet’s platform to support applications, developed with Diversinet, to build upon HealthPartners’ mobile portfolio. HealthPartners plans to begin rolling out applications later in the year.

In September 2010, we appointed Dr. Richard Eidinger, a physician executive with diverse healthcare industry experience to the company’s board of directors.  Licensed to practice medicine in Canada and the United States, Dr. Eidinger brings to Diversinet a background spanning the healthcare provider and payer market segments, both of which Diversinet serves with its secure mobile platform and applications. Eidinger has held executive positions with Aetna Health Plans and FHP (now United Healthcare) and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A.

In September 2010, to complement Mark Trigsted, we announced the addition of three sales executives with deep and diverse healthcare-IT experience. Ivan Boyd has joined the company as Senior Vice President - Sales for the United States. Gene Ridge and Jon Smith have been appointed Vice Presidents - Sales for the U.S. Boyd and Smith are based in Dallas, while Ridge is based in the Chicago area.  These new Diversinet sales appointments support the company’s strategy to focus on meeting the increasing need for connected and secure mobile healthcare-information management.

RESULTS OF OPERATIONS

Revenues

For the three months ended September 30, 2010, we reported revenues of $394,000 compared to revenues of $1,949,000 for the three months ended September 30, 2009.  Revenues for the nine months ended September 30, 2010 were $4,826,000 compared to $5,904,000 for the same period in 2009.  In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On June 17, 2010 Diversinet Corp. entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representative rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  Diversinet has recognized $3,500,000 of the $4,000,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date.  Furthermore, $3,560,707 has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).

During the three months ended September 30, 2010, the Company generated $30,000 (2009 - $122,000) from consulting services and $364,000 (2009 - $1,827,000) from licensing.  During the nine months ended September 30, 2010, the Company generated $125,000 (2009 - $427,000) from consulting services and $4,700,000 (2009 - $5,477,000) from licensing.  For the three months ended September 30, 2010, consulting revenues include delivery of $5,000 support to Intersections and $25,000 to JCB; license revenues of $325,000 are from Intersections and $38,000 from AllOne.  Third quarter 2009 revenues included license revenues from AllOne of $1,625,000 and Intersections of $200,000.

The Company currently generates its revenues from a small number of customers and will not have further revenues from the 2008 Agreement with AllOne.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We continue to focus on the U.S. market where we derived 93% and 98% of our revenues for the three and nine months ended September 30, 2010 (98% and 99% for 2009), respectively.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended September 30, 2010, were $1,000 (or gross margin of 100%) compared with $41,000 (or gross margin of 98%) for the three months ended September 30, 2009 and $22,000 (or gross margin of 100%) compared with $126,000 (or gross margin of 98%) for the nine months ended September 30, 2010 and 2009.  The higher margin in 2010 is the result of overall revenues being comprised of a larger percentage of license revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses decreased to $497,000 in the three months ended September 30, 2010 from $743,000 in the three months ended September 30, 2009 and increased to $2,295,000 in the nine months ended September 30, 2010 from $2,090,000 in the nine months ended September 30, 2009.  The development department often redeploys its resources to perform professional services work required to modify our products as required under our customer agreements.  As a result, during the 2010 year, product development costs of $8,000 (Q1 - $6,000; Q2 - $1,000; Q3 - $1,000) compared to 2009 of $47,000 (Q1 - $28,000; Q2 - $9,000; Q3 - $10,000) were reallocated from research and development to cost of revenues.  The overall research and development costs were higher in the first nine months of 2010 by $205,000 partially due to the increase in salaries of $245,000, bonus accrual of $115,000, and consulting services of $44,000.  These costs were reduced by $208,000 received in Q3 2010 from our scientific research and experimental development (SRED) claim for 2009 fiscal year. Furthermore, the increase in salaries from last year is largely due to the foreign exchange fluctuations, as the Canadian/US exchange rate increased from an average 1:0.86 in 2009 to 1:0.96 in 2010.  The decrease in the three months ended September 30, 2010 by $246,000 is partially due to $32,000 decrease in salaries as a result of a decrease in the number of people from 33 in 2009 to 29 in 2010 and $208,000 received from our SRED claim regarding 2009 fiscal year.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $520,000 for the three months ended September 30, 2010 compared to $324,000 for the three months ended September 30, 2009.  The $196,000 increase is partially due to $134,000 increase in consulting services, $26,000 increase in marketing expenses and $40,000 increase in travel and other expenses.  Sales and marketing expenses were $1,280,000 in the nine months ended September 30, 2010 compared to $1,083,000 for the nine months ended September 30, 2009.  The increase in sales and marketing costs of $197,000 for the nine months ended September 30, 2010 over the same period in 2009 was partially due to $266,000 increase in consulting services offset by $84,000 decrease in overall salaries.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $428,000 for the third quarter of 2010 compared to $482,000 incurred during the similar period in 2009.  General and administrative expenses were $1,511,000 for the nine months ended September 30, 2010 compared to $1,394,000 incurred during the nine months ended September 30, 2009.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $165,000 for the three months ended September 30, 2010 ($258,000 - 2009) and $530,000 for the nine months ended September 30, 2010 ($747,000 - 2009).  The increase in general and administrative expenses in the first nine months of 2010 is partially due to a $50,000 in bonus accrual and an increase of $255,000 in professional fees of which $100,000 is related to the AllOne legal proceedings, $70,000 related to investors relations fees, and the balance to audit and other legal fees.

Depreciation and Amortization

Depreciation and amortization expense in the third quarter of 2010 was $17,000 compared to $19,000 in the third quarter of 2009.  Depreciation and amortization expense for the nine months ended September 30, 2010 decreased to $49,000 from $55,000 in the nine months ended September 30, 2009.  During the third quarter of 2010, capital assets additions of $11,000 relate to computer equipment.

Foreign Exchange, Interest Income and Other Income

We have reported a foreign exchange gain of $122,000 for the three months ended September 30, 2010 compared to a foreign exchange gain of $732,000 for the similar period in 2009.  Foreign exchange gains were $100,000 for the nine months ended September 30, 2010 compared to a foreign exchange gain of $1,115,000 during the nine months ended September 30, 2009.  In October 2008, we exchanged US$10,000,000 into Cdn$12,940,000.  As of September 30, 2010, we continue to maintain a significant Canadian dollar cash equivalents balance as well as other Canadian dollar accounts payable and accrued liabilities.  From June 30, 2010 to September 30, 2010, the Canadian dollar appreciated $0.0325, resulting in a gain for the quarter.  Furthermore, Cdn/US dollar currency exchange rates have fluctuated from $0.9340 in Q3 2009 to 0.9718 in Q3 2010.  We earned interest and other income of $15,000 during third quarter of 2010 compared to $7,000 for the same period in 2009 through investing our excess cash.  Interest income was $43,000 for the nine months ended September 30, 2010 compared to $46,000 earned during the nine months ended September 30, 2009.  Current interest rates for short term investment grade investments continue to be low.

As discussed above, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares.  We have valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  Furthermore, $500,000 of the $4 million paid by AllOne has been allocated to other income as it did not meet the criteria for revenue.

Net Income

We reported net loss of $933,000, or $(0.02) per share based on a weighted average 41,927,000 common shares outstanding for the three months ended September 30, 2010 compared to a net income of $1,078,000 or $0.02 per share based on a weighted average 47,182,000 common shares outstanding in the prior year’s third quarter.  The net income for the nine months ended September 30, 2010 was $3,372,000 or $0.07 per share based on a weighted average 46,048,000 common shares outstanding compared to a net income of $2,317,000 or $0.05 per share based on a weighted average 47,107,000 common shares outstanding for the nine months ended September 30, 2009.  The net income reported for the nine months ending September 30, 2010 is due to the increase in revenue and other income, while the overall expenses were modestly higher than the previous period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short-term investments at September 30, 2010 were $13,798,000 compared with $12,061,000 at September 30, 2009 and $12,668,000 at December 31, 2009.  The net change in cash and cash equivalents for the nine months ended September 30, 2010 was an increase of $1,130,000 compared to a decrease of $(15,000) for 2009.  The cash provided during nine months ended September 30, 2010 is mainly due to operating activities, which provided cash in an amount of $936,000. This was enhanced by foreign exchange gains of $106,000 and increased further by cash received on the exercised of options in the amount of $115,000.  In June 2010 we received $4,000,000 from AllOne as part of the settlement agreement. Cash used in operations for the nine months ended September 30, 2009 was $1,011,000. This was offset by the foreign exchange gains of $1,024, 000. The cash used for the three months ended September 30, 2010 is mainly due to operating activities, which used cash in an amount of $833,000.  This was offset by the foreign exchange gains on cash held in foreign currency of $117,000.  During each of Q1, Q2 and Q3 2009, we recognized $1,625,000 in revenues and reduced deferred revenues accordingly.

We believe that our cash and cash equivalents as at September 30, 2010 of $13,798,000 and cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months.  We may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation, valued at $3,561,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  The Company has had commercial transactions with subsidiaries of HSA as disclosed above.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended September 30, 2010:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
September 30, 2010	394	(933)	(0.02)
June 30, 2010	3,856	5,135	0.11
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00
December 31, 2008	1,924	272	0.01

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

In our 2009 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2009 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three and nine months ended September 30, 2010 there are no changes to the critical accounting policies and estimates from those found in our 2009 Annual MD&A.

RECENTLY ISSUED ACCOUNTING STANDARDS

Software Revenue Recognition: In 2009, FASB EITF Consensus in Update 2009-14 made amendments to Software (Codification Topic 985): Certain Revenue Arrangements That Include Software Elements.  This changes the accounting model for revenue arrangements that include both tangible products and software elements.  Affected vendors are expected to recognize revenue earlier than under previous guidance (SOP 97-2) which often resulted in deferred revenue recognition due to the absence of vendor specific objective evidence (VSOE) to separate an arrangement’s elements.  This amendment is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 5, 2010.  Early adoption is permitted.  A vendor may elect to apply the amendment retrospectively to all prior periods.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and nine months ended September 30, 2010, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Intersections agreement have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer, including the recent loss of AllOne, and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base has included large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at September 30, 2010, two customers accounted for 84% and 10% of our quarterly revenues.  With the termination of the 2008 Agreement, our agreement with Intersections is currently our only long term license agreement which provides minimum license fees payable in 2010.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2009 and fiscal 2010 year to date, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2010, and 2009 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at September 30, 2010.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any proceedings could have a material adverse impact on our business and financial condition.